Exhibit 99.1

Sea Limited Raises US$575 Million in Convertible Notes Offering

•	Offering size increased from US$400 million to US$500 million to address investor demand; full exercise of 15% ‘greenshoe’ option brings total offering to US$575 million

•	New financing will support Sea’s business expansion, including the continued expansion of Sea’s rapidly-growing e-commerce platform, Shopee

Singapore, June 19, 2018 — Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced the completion of its previously announced offering of US$575 million aggregate principal amount of 2.25% Convertible Senior Notes due 2023 (the “Notes”). To address strong investor demand, the company increased the offering size from an initial US$400 million to US$500 million, and a full exercise of a 15% ‘greenshoe’ option by the initial purchaser brought the total offering size to US$575 million.

Sea expects to use the net proceeds from this offering for business expansion and other general corporate purposes, including supporting the growth of the Company’s e-commerce platform, Shopee.

“With this additional capital further bolstering our balance sheet, we are in an excellent position to continue to capture the significant growth opportunity ahead of us, particularly in the highly promising e-commerce sector where Shopee is already a regional leader,” said Forrest Li, Chairman and Group Chief Executive Officer of Sea. “The enthusiastic response to this offering highlights the strength of global investor interest in Sea’s unique position at the heart of our region’s burgeoning consumer growth story, and we believe this convertible notes offering is a highly cost-effective means for us to tap into this demand. We are pleased to deepen our engagement with several of our existing investors through this transaction, and to partner with a number of new investors who share our excitement in the potential of our region and recognize Sea’s unrivaled leadership.”

Mr. Li continued, “Shopee is scaling rapidly, ahead of our already ambitious expectations, and benefiting from ever improving cost efficiencies as it grows. We intend to continue to invest in extending our leadership position in e-commerce, and in providing new and innovative services that will ensure buyers and sellers across the region enjoy a superior e-commerce experience on Shopee.”

Rapid Growth and Improving Cost Efficiencies at Shopee

Shopee has grown rapidly over the last year and in the first quarter of 2018 recorded gross merchandise value (“GMV”) of US$1.9 billion, representing an increase of 199.5% year-on-year from the first quarter of 2017. The Company recently raised its guidance for e-commerce GMV for the full year of 2018 to a range between US$8.2 billion and US$8.7 billion, representing 99.4% to

111.5% growth from 2017. Sea had previously predicted that e-commerce GMV would be between US$7.5 billion and US$8.0 billion, representing 82.4% to 94.5% growth.

Shopee is also benefiting from improved cost efficiencies as it expands, with sales and marketing expenses at Shopee in the first quarter of 2018 falling both in absolute terms and as a percentage of GMV, compared to the fourth quarter of 2017. In the first quarter of 2018, Shopee’s sales and marketing expenses were 6.6% of GMV, compared to 8.5% of GMV in the fourth quarter of 2017.

In recent quarters, Shopee has also introduced a number of value-added services to improve the e-commerce experience for the platform’s fast growing seller base across the region. These include ‘Service by Shopee’, which gives sellers a choice of value-added services such as inventory management, online store operations, and fulfilment services, and ‘Shopee Logistics Service’, which is tailored to sellers with complex logistical requirements such as cross-border fulfillment.

Completion of Convertible Notes Offering

The Notes were offered to qualified institutional buyers pursuant to Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and certain non-U.S. persons in offshore transactions in compliance with Regulation S under the Securities Act. The Notes are senior, unsecured obligations of the Company, and interest is payable semi-annually in cash at a rate of 2.25% per annum in arrears on January 1 and July 1 of each year, beginning on January 1, 2019. The Notes mature on July 1, 2023 unless redeemed, repurchased or converted prior to such date according to the terms of the Notes. The Notes are convertible into the Company’s American depositary shares (“ADSs”), each representing one Class A ordinary share of the Company, based on an initial conversion rate of 50.5165 of ADSs per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately US$19.80 per ADS and represents an approximately 32.5% conversion premium over the closing trading price of the Company’s ADSs on June 13, 2018, which was US$14.94 per ADS). The conversion rate is subject to certain customary adjustments upon occurrence of certain events. Upon conversion, the Notes may be settled in ADSs, cash or a combination of cash and ADSs, at the Company’s election. Sea may not redeem the Notes prior to maturity except in the event of certain changes in the tax laws of a relevant taxing jurisdiction. Holders of the Notes have the right to require the Company to repurchase at par for cash all or part of their Notes upon occurrence of certain events that constitute a fundamental change under the indenture governing the Notes.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, in the United States or elsewhere, and does not constitute an offer, solicitation or sale of the Notes, ADSs and Class A ordinary shares of the Company in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

For further information, please contact:

Investors / analysts: ir@seagroup.com

Media: media@seagroup.com or sea@brunswickgroup.com

About Sea Limited

Sea’s mission is to better the lives of the consumers and small businesses of our region with technology. Our region includes the key markets of Indonesia, Taiwan, Vietnam, Thailand, the Philippines, Malaysia and Singapore. Sea operates three platforms across digital entertainment, e-commerce, and digital financial services, known as Garena, Shopee, and AirPay, respectively.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Sea may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All information provided in this press release is as of the date of the issuance, and the Company assumes no obligation to update the forward-looking statements in this press release and elsewhere except as required under applicable law. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in Sea’s annual report on Form 20-F for the fiscal year ended December 31, 2017 and other filings with the Securities and Exchange Commission.

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